METWOOD, INC.
819 Naff Road
Boones Mill, VA 24065

To: Securities and Exchange Commission
VIA EDGAR

June 26, 2009

Re:          Metwood, Inc.
Form 8-K Item 4.01
Filed June 24, 2009

Dear Mr. Gordon:

We have filed on EDGAR Amendment No. 1 to our Form 8-K, filed on June 24, 2009. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

Comment 1.                                Please amend your Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by item 304(a)(1)(i) of Regulation S-K.

Response:                                We have amended our Form 8-K and have stated that we dismissed the auditor on June 18, 2009.

Comment 2.                                In addition, Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your disclosures in an amended Form 8-K.

Response:                                We have amended our Form 8-K and have added the statement of whether the accountant’s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles.

Comment 3.                                The disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

Response:                                We have amended our Form 8-K and have made the proper disclosures.

Comment 4.                                To the extent that you make changes to the Form 8-K. to comply with our comments, please obtain and file an updated Exhibit 16 letter from the Former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:                                We have updated Exhibit 16.

We, the company, acknowledge that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Shawn A. Callahan
Shawn A. Callahan
CFO